SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL and Amadeus Sign Distribution Agreement
The agreement increases focus on international sales

São Paulo, July 14, 2005 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost, low-fare airline, and Amadeus, the global leader in technology for the travel and tourism market, have signed an agreement for the distribution of GOL’s flight and fare information to tourism professionals around the globe. Effective August 2005, GOL’s flights will be available for booking and sales through the Amadeus System.

“Given our expansion and international code-share projects, we recognized the need to increase our distribution channels and reach a greater number of passengers, particularly in the United States and Europe,” said Wilson Maciel, GOL’s Planning and IT Vice-President. In addition to sales through GOL’s website, the agreement with Amadeus will make GOL’s flight information available to more than 67,000 travel agencies in 217 markets around the world. “Our philosophy is based on low costs, high productivity and high quality service. Amadeus will help us continue to grow, as we will now be able to offer our highly competitive fares with a greatly expanded reach,” added Mr. Maciel.

“For more than 10 years, the world’s leading airlines have trusted in Amadeus’ technology to grow their business economically and efficiently. The agreement with GOL, one of the most successful low-cost airlines in the world, makes us especially proud. GOL is the 26th airline in the low-cost segment to have its flight and fare information distributed by Amadeus. This partnership will benefit the entire travel industry, particularly in the Americas and Europe, where Amadeus is a top provider,” stated Marcos Torres, Amadeus Brazil’s CEO. Approximately 500 airlines are currently available through the Amadeus System.

In 2004, 80 percent of GOL’s ticket sales were generated through on its website. This online sales success can be largely attributed to the Company’s efforts in promoting the Internet as an effective tool for the purchase of airline tickets. Attracted by the ease offered by GOL’s sales channels, travel agents were also included in the internet process and obtained gains in productivity and new markets. GOL will maintain its policy of prioritize ticket sales through its website: www.voegol.com.br.

About GOL Linhas Aéreas Inteligentes
GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL's brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 350 daily flights to 42 major business and travel destinations in Brazil and Argentina , with substantial expansion opportunities. In 2005, GOL plans to grow by increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL listed its shares on the NYSE and the Bovespa in June 2004. For more information, flight times and fares, please access our site at www.voegol.com.br or call 0300-789- 2121 in Brazil , 0810-266- 3131 in Argentina , or 55 11 2125-3200 from overseas. GOL: Here everyone can fly!

About Amadeus
Amadeus has operated in Brazil since 1994 and is a leader in technology for travel and tourism markets. In 1999 NMC (National Marketing Company) Amadeus Brasil was created to represent the largest global distribution system for the travel and tourism industry in the country. In 2004 Amadeus Global took over the shareholder and management control of Amadeus Brasil, starting a process of renovation of its solution portfolio. Brasil is among the 10 most important markets for Amadeus within the more than 215 markets in which the company operates. Constant investments in the Brazilian operation enable the company to accelerate its growth in Brazil and in Latin America , region where Amadeus is also the leader. Amadeus Brasil's headquarters are located in Sâo Paulo and it has more than 10 offices across Brazil .

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br (IR section)
or
Media - US:	Media - Brazil, Latin America and Europe:
Gavin Anderson & Company	MVL Comunicação
Gabriela Juncadella	Juliana Cabrini or Roberta Corbioli
Ph: 212-515-1957	Ph: (5511) 3049-0343 / 0341
e-mail: gjuncadella@gavinanderson.com	e-mail: juliana.cabrini@mvl.com.br

Press information about Amadeus:

RMA Comunicação e Marketing
Christiane Hato – phone: (11) 2244-5969 – e-mail: christiane.hato@rmacomunicacao.com.br
Paula Zaidan - phone: (11) 2244-5990 – e-mail: paula.zaidan@rmacomunicacao.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.